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                                                                       Exhibit 6
                              The 1224 Corporation

                                6300 Sheriff Road
                            Landover, Maryland 20785

                                                                    May 19, 1998

Dear Giant Stockholder:

         Since Izzy Cohen died two and a half years ago, we have all heard questions, comments and speculation as to what will happen to his AC shares -- the shares that control Giant. As many of you know, in his will, Izzy created The 1224 Corporation in which I and four of my colleagues were given the responsibility to make that decision. During the last two and half years, the five of us have been working hard on this important subject. We have consulted with experts, we have carefully analyzed alternatives and we have brought to bear our best judgment, all with the objective of protecting the stockholders and associates of Giant as Izzy requested us to do in his will.

         Today marks the culmination of our work. We have reached an agreement to sell the AC shares to Ahold -- the fifth largest supermarket chain in the United States and one of the largest and most respected supermarket chains in the world. 1224 and Ahold have entered into a Stock Purchase Agreement dated May 19, 1998 under which Ahold has agreed to buy the AC shares for $43.00 per share and, as required by Izzy's will, to offer the same price to all the holders of Class A Common Stock. Ahold has agreed to make a tender offer for all the outstanding Class A shares, and it may not purchase the AC shares unless it purchases all of the Class A shares that are tendered. Ahold's obligation to purchase shares is subject to customary conditions. Subsequent to entering into the Stock Purchase Agreement, Ahold increased the per share price to $43.50 for the reasons set forth in the Preliminary Note to the enclosed Schedule 14D-9.

         The Board of Directors of 1224 has unanimously approved the Stock Purchase Agreement and the tender offer and recommends that stockholders accept the offer and tender all of their Class A shares pursuant to the offer.

         In arriving at its recommendation, the Board of Directors of 1224 gave careful consideration to a number of factors which are described in the Schedule 14D-9, including its receipt of an opinion from its financial advisor, PaineWebber Incorporated, that the per share consideration is fair to the holders of the AC shares from a financial point of view and the requirement that the Strategic Planning Committee of Giant's Board of Directors receive from its financial advisor, Wasserstein Perella & Co., Inc., an opinion that the per share consideration is fair to the Class A holders from a financial point of view and determine that the offer is fair to and in the best interests of the holders of Class A shares and recommend to the Giant Board that it recommend to the holders of the Class A shares that they accept the offer.

         Additional information with respect to the transaction is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

         We appreciate and thank you for the support you have given to Giant over the years.

                                             Sincerely yours,
                                             The 1224 Corporation

                                             Pete Manos, President